January 18, 2007

United States
Securities & Exchange Commission
Mail Stop 4561
Washington, D.C. 4561

Re:        Innofone.com, Incorporated
Item 4.02 Form 8-K
Filed December 29, 2006
File No.: 0-31949

Dear Ms. van Doorn:

On behalf of Innofone.com, Incorporated (the “Company” or “Innofone”), please find electronically transmitted herewith changes to the Company’s filing in response to your comments dated January 16, 2007. This response letter has been numbered to coincide with your comment letter.

Form 8-K/A filed January 11, 2007
Comment 1: We have read your response to prior comment 3. Please confirm to us that you plan to address your officers’ reconsideration of the effectiveness of your disclosure controls and procedures in light of the restatement and their related conclusions in your amended filings.

Response: The Company plans to address its officers’ reconsideration of the effectiveness of our disclosure controls and procedures in light of the restatement and their related conclusions in our amended filings. Specifically, as noted, we will disclose in our amended filings that our officers have concluded that such controls and procedures are adequate and effective but that the accounting standards applied may not have been done so properly and that the underlying transactions are very complex and of a nonrecurring nature and are not related to any deficiencies in our internal controls.

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know.
Sincerely,
Innofone.com, Incorporated

By: /s/ Alex Lightman
Alex Lightman, Chief Executive Officer and President